AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2006
REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHCREST FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

GEORGIA	58-2256460
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

 600 North Glynn Street, Suite B
Fayetteville, Georgia 30214
(770) 461-2781

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Douglas J. Hertha	with copy to:
Chief Financial Officer	Robert D. Klingler, Esq.
SouthCrest Financial Group, Inc.	Powell Goldstein LLP
600 North Glynn Street, Suite B	One Atlantic Center, Fourteenth Floor
Fayetteville, Georgia 30214	1201 West Peachtree Street, NW
(770) 461-2781	Atlanta, Georgia 30309-3488
(404) 572-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling stockholders, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, no par value stated	371,135 shares	$24.74	$9,181,880	$983
(1)
Pursuant to Rule 457(c), the proposed maximum offering price and registration fee are based upon the average of the bid and asked prices of the common stock on the over the counter market on November 10, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

371,135 SHARES

SOUTHCREST FINANCIAL GROUP, INC.

COMMON STOCK

This Prospectus relates to 371,135 shares of common stock, no par value stated, of SouthCrest Financial Group, Inc. (“SouthCrest,” unless the context states otherwise), which are currently owned by previous shareholders of Maplesville Bancorp (the “selling stockholders”). The shares may be offered by the selling stockholders from time to time in transactions in the open market, in privately negotiated transactions, in brokerage transactions or a combination of these methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The shares may be sold to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders also may enter into hedging transactions in connection with distribution of the shares or otherwise. See “Plan of Distribution.”

The selling stockholders acquired the shares from SouthCrest on October 31, 2006 in connection with the merger of Maplesville Bancorp (“Maplesville”) with and into SouthCrest. See “Recent Developments.” The selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). See “Selling Stockholders” and “Plan of Distribution.”

SouthCrest will not receive any proceeds from the sale of the shares by the selling stockholders. SouthCrest has agreed to bear all expenses (other than selling commissions) in connection with the registration and sale of the shares covered by this prospectus.

SouthCrest’s common stock is traded on the Nasdaq Over-the-Counter Bulletin Board under the symbol “SCSG.” On November 2, 2006, the last reported sales price of the common stock reported on the Nasdaq Over-the-Counter Bulletin Board was $25.50 per share.

The shares of SouthCrest common stock offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other government agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _____________, 2006.

RISK FACTORS

If SouthCrest does not successfully integrate Maplesville into its business, SouthCrest may not realize the expected benefits from its acquisition of Maplesville.

SouthCrest may encounter unforeseen expenses, as well as difficulties and complications in integrating Maplesville’s operations with its overall operations. SouthCrest expects that it be able to maintain most of Maplesville’s key customers and personnel and integrate Maplesville’s systems and procedures with those of SouthCrest with a minimal amount of costs and diversion of management time and attention. If SouthCrest is unable to integrate Maplesville in a timely manner or experiences disruptions with Maplesville’s customer relationships, the anticipated benefits of the acquisition of Maplesville may not be realized and SouthCrest’s results of operations may be adversely affected.

The trading volume in SouthCrest’s common stock has been low.

The trading volume in SouthCrest’s common stock on the Nasdaq Over-the-Counter Bulletin Board has been relatively low when compared with larger companies listed on stock exchanges. SouthCrest cannot say with any certainty that a more active and liquid trading market for its stock will develop. Because of this, it may be more difficult for you to sell a large number of shares for the same price at which a smaller number of shares may sell.

The financial services industry is very competitive.

SouthCrest’s long-term success depends on its ability to compete successfully with other financial service providers. Some of SouthCrest’s competitors have a broader geographic reach and customer base and greater access to capital markets. As a result, some of SouthCrest’s competitors may be able to provide a broader range of services to their customers more efficiently than SouthCrest can. SouthCrest also competes with smaller community banks and investment advisors with strong ties to their local communities. As a result, we could experience difficulty in maximizing our penetration of certain markets.

Changes in the interest rate environment could reduce SouthCrest’s interest margins.

SouthCrest’s earnings and financial condition depend to a large degree upon its net interest income, which is the difference between interest earned from loans and securities and interest paid on deposits and borrowings. We cannot predict whether interest rates will continue to remain at present levels. Interest rate spreads may narrow due to changing market conditions and competitive pricing pressures, and this could adversely affect SouthCrest’s earnings and financial condition.

Regulatory changes could adversely affect SouthCrest’s operations.

SouthCrest and its subsidiary banks are subject to significant levels of regulatory oversight. Regulators have the ability, should the situation require, to place significant operational restrictions on SouthCrest and its subsidiary banks. Any restrictions that these regulators impose could affect SouthCrest’s profitability.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

THE COMPANY

SouthCrest is a bank holding company that wholly owns the outstanding stock of Bank of Upson, a bank chartered under the laws of the State of Georgia, The First National Bank of Polk County, a national bank, and Peachtree Bank, a bank chartered under the laws of the State of Alabama. The banks operate as community banks emphasizing prompt, personalized customer service to the residents and business located in their market areas. SouthCrest’s principal executive offices are located at 600 North Glynn Street, Suite B, Fayetteville, Georgia 30214, and its phone number at this address is (770) 461-2781.

Bank of Upson (“Upson”) was incorporated under the laws of the State of Georgia in 1951 as a state-chartered bank. Upson is headquartered in Thomaston, Upson County, Georgia and operates a total of six full-service banking locations and sixteen 24-hour ATM sites in Meriwether, Spalding, Fayette and Upson Counties in western Georgia. In 1999, Upson purchased two bank branches, which it now operates in Manchester, Georgia and Warm Springs, Georgia under the trade name "Meriwether Bank & Trust." Upson also purchased a bank branch in Luthersville, Georgia in December of 2002, which is also operated under the trade name Meriwether Bank & Trust. In November 2004 Upson opened a full-service de-novo branch in Fayetteville, Georgia operating under the trade name “SouthCrest Bank.” Upson is a full service commercial bank focusing on meeting the banking needs of individuals and small- to medium-sized businesses. Upson offers a broad line of banking and financial products and services customary for full service banks of similar size and character. These services include consumer loans, real estate loans, and commercial loans as well as maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit. Upson attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Upson, Fayette, and Meriwether Counties, Georgia. As of September 30, 2006, Upson had total assets of approximately $294 million, total loans of approximately $191 million, and total deposits of approximately $250 million.

The First National Bank of Polk County (“FNB Polk”) was established in 1920 to provide community-banking services to the individuals and businesses in Polk County in northwest Georgia. FNB Polk operates out of its main office in Cedartown, Polk County, Georgia. In addition to its main office, FNB Polk operates a branch office in Cedartown and another in the Rockmart, also in Polk County. FNB Polk also operates an ATM machine at each of its offices. FNB Polk performs banking services customary for full service banks of similar size and character. Such services include making real estate, commercial and consumer loans, providing other banking services such as traveler's checks, and maintaining deposit accounts such as checking, money market, consumer certificate of deposit and IRA accounts. As of September 30, 2006, FNB Polk had total assets of approximately $170 million, total loans of approximately $110 million, and total deposits of approximately $144 million.

Peachtree Bank (“Peachtree”) was chartered in 1919, and incorporated under the laws of the State of Alabama in 1984 as a state-chartered bank. Until October 31, 2006, Peachtree was a wholly-owned subsidiary of Maplesville. Peachtree maintains its main office in Maplesville, Alabama and operates a branch office in Clanton, Alabama. Peachtree Bank is a full-service community bank providing banking services in its primary trade area of Chilton County, Alabama. Such services include making real estate, commercial and consumer loans, as well as providing deposit accounts such as checking, money market, consumer certificate of deposit and IRA accounts. As of September 30, 2006, Peachtree had total assets of approximately $64 million, total loans of approximately $34 million, and total deposits of approximately $52 million.

RECENT DEVELOPMENTS

On October 31, 2006 SouthCrest acquired Peachtree Bank by means of a merger of Maplesville with and into SouthCrest, pursuant to an Agreement and Plan of Merger dated as of August 11, 2006, by and between SouthCrest and Maplesville. In the merger, SouthCrest issued 371,135 shares of SouthCrest common stock and delivered approximately $7.5 million in cash to the former shareholders of Maplesville as consideration for all of the outstanding shares of Maplesville. Under the terms of the merger agreement, SouthCrest agreed to register the shares for resale by Maplesville’s shareholders. This prospectus forms a part of the registration statement filed with the Securities and Exchange Commission (the “Commission”) pursuant to the registration provisions of the merger agreement.

USE OF PROCEEDS

SouthCrest will not receive any proceeds from the sale of common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders in disposing of the shares. SouthCrest will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

PLAN OF DISTRIBUTION

SouthCrest is registering the shares of common stock on behalf of the selling stockholders pursuant to the terms of the merger agreement by and between Maplesville and SouthCrest. As used in this section, “selling stockholders” includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by SouthCrest. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Pursuant to this prospectus, the selling stockholders may sell or distribute up to 371,135 shares of SouthCrest common stock from time to time through dealers or brokers or other agents or directly to one or more purchasers in a variety of ways, including:

•	privately negotiated transactions;

•	in the over-the-counter market;

•	in brokerage transactions; or

•	in a combination of these types of transactions.

These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The selling stockholders may enter into hedging transactions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or others may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions.

The selling stockholders may enter into option, forward sales or other transactions with broker-dealers or others which may require the delivery to the broker-dealer of the shares. The broker-dealer or other party may then resell or otherwise transfer such shares pursuant to this prospectus and the prospectus supplement. The selling stockholders also may loan or pledge the shares. The pledgee may sell the shares so loaned, or upon a default the pledgee may sell the pledged shares pursuant to this prospectus and the prospectus supplement.

The selling stockholders may also transfer shares that it owns by gift, and, upon such transfer, the donee would have the same right of sale as the selling stockholders.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Any broker-dealers that act in connection with the sale of shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

Upon SouthCrest being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus, if required, will be filed pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, upon our being notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus, if required, will be filed.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock owned by the selling stockholders, as of November 1, 2006, which is the same as the number of shares offered by each shareholder. Each shareholder’s beneficial ownership represents less than 1% of the outstanding shares of SouthCrest, except for the shares owned by Clement M. Clapp and Harvey N. Clapp which represent 2.54% and 2.38%, respectively, of the outstanding shares. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with SouthCrest or any of its predecessors or affiliates within the past three years. Effective October 31, 2006, Harvey N. Clapp was named a director of SouthCrest. Selling stockholders Gene Carter, Clement M. Clapp, Dianne M. Clapp, Harvey N. Clapp, and Jimmie Harrison, Jr. have each been directors of Maplesville over the last three years. Certain shareholders have been employees of Peachtree over the last three years, and may continue as employees of Peachtree going forward.

Name of Selling Stockholder	Number of Shares Owned/Offered
Clement M. Clapp	100,341
Harvey N. Clapp	94,030
Annie Laurie Middlebrooks	24,477
Frances C. Thomas	19,954
E.T. Clapp	13,756
Dixie L. Chambers	13,303
Margaret N. Clapp Family Trust	12,825
James L. Hampton	11,972
John Wiley Herrod, Sr. Estate Testamentary Trust	11,906
Minnie Lynn Herrod Walker	11,906
Martin B. Clapp	9,578
Dorothy J. Harris	7,981
Jimmie Harrison, Jr.	6,252
Remaining former security holders of Maplesville, who, on an aggregate basis, hold less than 1% of the outstanding shares of SouthCrest, as a group	32,854
Total	371,135

SouthCrest does not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. SouthCrest has assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for SouthCrest Financial Group, Inc. by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2005 incorporated in this prospectus by reference from SouthCrest’s Annual Report on Form 10-KSB for the year ended December 31, 2005, have been audited by Dixon Hughes PLLC, and our consolidated financial statements as of and for the year ended December 31, 2004 incorporated by reference from SouthCrest’s Annual Report on Form 10-KSB for the year ended December 31, 2005, have been audited by Mauldin & Jenkins LLC, independent registered accounting firms, as set forth in their reports thereon, and are incorporated in reliance upon the reports of these firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATIONABOUT SOUTHCREST

This prospectus is part of a registration statement on Form S-3 that SouthCrest filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus in accordance with SEC rules. SouthCrest files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements and other information SouthCrest has filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. SouthCrest is also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

The SEC allows SouthCrest to “incorporate by reference" the information SouthCrest has previously filed with it, which means that SouthCrest can disclose important information to you by referring you to those documents. All information that SouthCrest has incorporated by reference is available to you in accordance with the above paragraph. The information incorporated by reference is considered to be a part of this prospectus, and information that SouthCrest files with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. SouthCrest incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

The following documents SouthCrest has filed with the SEC are incorporated by reference in this prospectus:

1.	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005;

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

3.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

4.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2006;

5.	Current Report on Form 8-K filed with the SEC on August 16, 2006;

6.	Current Report on Form 8-K filed with the SEC on November 6, 2006;

7.	Description of SouthCrest’s common stock set forth in its registration statement on Form 8-A filed with the SEC on May 2, 2005.

SouthCrest will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Douglas J. Hertha, Chief Financial Officer, SouthCrest Financial Group, Inc., 600 North Glynn Street, Suite B, Fayetteville, Georgia 30214, telephone (770) 461-2781.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses incurred in connection with the shares of Common Stock being registered hereby, other than underwriting discounts and commissions:

SEC Registration Fee	$1,003
Accounting Fees and Expenses	8,000
Legal Fees and Expenses	5,000
Miscellaneous	497
Total	$14,500

The foregoing items, except for the SEC Registration Fee, are estimated.

Item 15.	Indemnification of Directors and Officers.

Sections 14-2-851 and 14-2-857 of the Georgia Business Corporation Code provides that a corporation may indemnify its directors and officers against civil and criminal liabilities. Directors and officers may be indemnified against expenses if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, if they have not been adjudged liable on the basis of the improper receipt of a personal benefit and, with respect to any criminal action, if they had no reasonable cause to believe their conduct was unlawful. A director or officer may be indemnified against expenses incurred in connection with a derivative suit if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Statutory indemnification is not exclusive of any rights provided by any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

SouthCrest’s bylaws contain indemnification provisions that provide that directors and officers of SouthCrest will be indemnified against expenses reasonably incurred by them if they are successful on the merits or otherwise in the defense of any proceeding or any claim, issue or matter involved in the proceeding. The indemnification provisions also provide that SouthCrest will indemnify directors and officers when they meet the applicable standard of conduct, regardless if they are successful in the defense of the proceeding or claim, issue or matter. The applicable standard of conduct is met if the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of SouthCrest, and with respect to an employee benefit plan, for a purpose the director believed in good faith to be in the interests of the participants and beneficiaries of the plan. The standard of conduct with respect to any criminal action or proceeding is met if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, the stockholders or independent legal counsel in each specific case.

SouthCrest will also provide for greater indemnification than that set forth in its bylaws if such indemnification is approved by SouthCrest’s stockholders. SouthCrest may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages, as described below. SouthCrest may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not SouthCrest would have had the power to indemnify against such liability.

In addition, Article 9 of SouthCrest’s Articles of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to SouthCrest and to the stockholders of SouthCrest for breach of a duty as a director. There is no elimination of liability for:

(a)	a breach of duty involving appropriation of a business opportunity of SouthCrest;

(b)	an act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

(c)	a transaction from which the director derives an improper material tangible personal benefit; or

(d)	as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code.

The Articles of Incorporation do not eliminate or limit the right of SouthCrest or its stockholders to seek injunctive or other equitable relief not involving monetary damages.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit Number	Description

5.1	Opinion of Powell Goldstein LLP.

23.1	Consent of Dixon Hughes PLLC

23.2	Consent of Mauldin & Jenkins, LLC.

23.3	Consent of Powell Goldstein LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on Signature Page).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fayetteville, State of Georgia, on the 15th day of November, 2006.

SOUTHCREST FINANCIAL GROUP, INC.

By:	/s/ Larry T. Kuglar
Larry T. Kuglar
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints LARRY T. KUGLAR, DANIEL W. BRINKS and DOUGLAS J. HERTHA, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, to sign any related registrations statements pursuant to Rule 462 (b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, for their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrants and in the capacities on November 15, 2006:

/s/ Daniel W. Brinks	Chairman of the Board and
Daniel W. Brinks	Chief Operating Officer

/s/ Larry T. Kuglar	President, Chief Executive Officer and
Larry T. Kuglar	Director (principal executive officer)

/s/ Douglas J. Hertha	Chief Financial Officer (principal financial and
Douglas J. Hertha	accounting officer)

/s/ Richard T. Bridges	Director
Richard T. Bridges

/s/ Harvey N. Clapp	Director
Harvey N. Clapp

/s/ Robert P. Cravey	Director
Robert P. Cravey

/s/ Zack D. Cravey	Director
Zack D. Cravey, Jr.

/s/ Michael D. McRae	Director
Michael D. McRae

/s/ Warren Patrick	Director
Warren Patrick

/s/ Edmund J. Wall	Director
Edmund J. Wall

/s/ Harold W. Wyatt, Jr.	Director
Harold W. Wyatt, Jr.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Powell Goldstein LLP.

23.1	Consent of Dixon Hughes PLLC

23.2	Consent of Mauldin & Jenkins, LLC.

23.3	Consent of Powell Goldstein LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on Signature Page).